UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2011

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor Bank of China Tower One Garden Road Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Jiang Yongzhi
Name:	Jiang Yongzhi
Title:	Joint Company Secretary
Dated: November 28, 2011

EXHIBIT INDEX

Exhibit No.	Description

99.1	Announcement dated November 28, 2011, entitled “Announcement on Completion of Acquisition of OPTI”.
99.2	Press Release dated November 28, 2011, entitled “CNOOC Limited Completed Acquisition of OPTI”.

Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 00883)

ANNOUNCEMENT ON
COMPLETION OF ACQUISITION OF OPTI

Reference is made to the announcements of the Company dated July 20, 2011, July 27, 2011 and September 8, 2011, respectively, in relation to the proposed transaction involving the acquisition of OPTI (the “Announcements”). Terms defined in the Announcements shall, unless the context otherwise requires, bear the same meaning herein.

The Board is pleased to announce that all of the Conditions under the Arrangement Agreement have been fulfilled/waived (where applicable) and the completion of the Transaction took place on November 28, 2011. An application to delist the OPTI Shares will be filed by OPTI with the TSX Venture Exchange on the completion date to coincide with the completion of the Transaction.  Subject to approval by the TSX Venture Exchange, the delisting of the OPTI Shares is anticipated to be effective on December 1, 2011. In addition, OPTI will redeem on December 28, 2011 all of its outstanding First Lien Notes at a price equal to 102% of the principal amount of the First Lien Notes plus accrued and unpaid interest to the date of redemption, pursuant to the indentures governing the First Lien Notes. The First Lien Notes consist of U.S.$525,000,000 principal amount of 9% First Lien Notes due 2012 and U.S.$300,000,000 principal amount of 9.75% First Lien Notes due 2013.

By Order of the Board CNOOC Limited Jiang Yongzhi Joint Company Secretary

Hong Kong, November 28, 2011

As at the date of this announcement, the Board comprises the following:

Executive Directors Li Fanrong Wu Guangqi	Independent Non-executive Directors Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Wang Tao
Non-executive Directors Wang Yilin (Chairman) Yang Hua (Vice Chairman) Zhou Shouwei Wu Zhenfang

Exhibit 99.2

中國海洋石油有限公司
CNOOC LIMITED

For Immediate Release

CNOOC Limited Completed Acquisition of OPTI

(Hong Kong, November 28, 2011) - CNOOC Limited (the “Company”, NYSE: CEO, SEHK: 0883) announced today that CNOOC Luxembourg S.à r.l, an indirect wholly-owned subsidiary of the Company, has completed its acquisition of OPTI Canada Inc. (“OPTI”). The total value of the consideration is approximately US$2.1 billion. An application to delist the OPTI Shares will be filed by OPTI with the TSX Venture Exchange on the completion date to coincide with the completion of the transaction. Subject to approval by the TSX Venture Exchange, the delisting of the OPTI Shares is anticipated to be effective on December 1, 2011. In addition, OPTI will redeem on December 28, 2011 all of its outstanding First Lien Notes at a price equal to 102% of the principal amount of the First Lien Notes plus accrued and unpaid interest to the date of redemption, pursuant to the indentures governing the First Lien Notes. The First Lien Notes consist of US$525 million principal amount of 9% First Lien Notes due 2012 and US$300 million principal amount of 9.75% First Lien Notes due 2013.

Mr. Li Fanrong, newly appointed Chief Executive Officer of the Company commented, “Closing of this acquisition demonstrates that the Company has further stepped into the oil sands business, which has become one of the important assets to the Company’s global portfolio. Through partnership with Nexen, the Company expects to fully exploit the growth potential of the Long Lake Project and the three other jointly owned oil sands leases. We believe that the project will contribute to the Company’s mid to long term reserve and production growth.”

The Company’s financial advisors are BMO Capital Markets and CIBC World Markets. The Company’s legal advisor is Gowling Lafleur Henderson LLP.

– End –
Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.
*** *** *** ***
This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “believe”, “intend”, “expect”, “anticipate”, “project”, “estimate”, “plan”, “predict” and similar expressions are intended to identify such forward-looking statements.

These statements are based on assumptions and analyses made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes reasonable under the circumstances. However, whether actual results and developments will meet the Company’s expectations and predictions depends on a number of risks and uncertainties which could cause the actual results, performance and financial conditions to differ materially from the Company’s expectations, including those associated with fluctuations in crude oil and natural gas prices, the exploration or development activities, the capital expenditure requirements, the business strategy, the highly competitive nature of the oil and natural gas industries, the foreign operations, environmental liabilities and compliance requirements, and economic and political conditions in the People’s Republic of China. For a description of these and other risks and uncertainties, please see the documents the Company has filed from time to time with the United States Securities and Exchange Commission, including 2010 Annual Report on Form 20-F filed on April 29, 2011.

Consequently, all of the forward-looking statements made in this press release are qualified by these cautionary statements. The Company cannot assure that the actual results or developments anticipated will be realized or, even if substantially realized, that they will have the expected effect on the Company, its business or operations.
*** *** *** ***

For further enquiries, please contact:
Mr. Jiang Yongzhi
Joint Company Secretary and General Manager of Investor Relations Department
CNOOC Limited
Tel: +86-10-8452-1731
Fax: +86-10-8452-1441
E-mail: jiangyzh2@cnooc.com.cn

Ms. Ding Jianchun
Manager, Media / Public Relations
CNOOC Limited
Tel: +86-10-8452-2973
Fax: +86-10-8452-1441
E-mail: dingjch@cnooc.com.cn

Mr. Cao Yan
IR Manager
CNOOC Limited
Tel: +86-10-8452-1417
Fax: +86-10-8452-1441
E-mail: caoyan@cnooc.com.cn

Ms. Angela Hui
Ketchum Newscan Public Relations Ltd
Tel: +852-3141-8091
Fax: +852-2510-8199
E-mail: Angela.hui@knprhk.com